Filed by Constellation Acquisition Corp. I
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Constellation Acquisition Corp. I
(Commission File No. 001-39945)
Date: April 29, 2026

ASX Code JLL

OTCQX JNDAF

29 April 2026

Exploration Plan of Operations Update

Jindalee Lithium Limited (Jindalee or the Company; ASX:JLL, OTCXQ:JNDAF) advises that a lawsuit has been filed in the United States District Court in Oregon by US environmental non-profit organizations challenging the US Bureau of Land Management’s (BLM) 8 December 2025 Decision Record1 approving the Exploration Plan of Operations (EPO) for the McDermitt Lithium Project (Project) (the Proceedings).

The Company, through its subsidiary HiTech Minerals Inc., intends to seek to intervene in the Proceedings in order to support the BLM in defense of the Decision Record.

The Proceedings, in substance, allege that the BLM did not undertake sufficient environmental review of certain impacts in approving the EPO. The Company is confident that the BLM’s analysis was robust and the Project complies with all applicable laws. The EPO authorizes a temporary exploration program only and does not approve mining operations.

While the filing of the Proceedings is disappointing given the significant level of work and engagement with all stakeholders and relevant federal agencies during the public comment period, similar challenges by nonprofit organizations are not uncommon in US federal permitting processes.

At this stage, no request for a preliminary injunction has been filed and no court order has been made staying or suspending activities under the EPO. The Proceedings therefore do not prevent activities from proceeding in accordance with the EPO.

A timetable for the proceedings, including any hearing on interim relief, has not yet been set. Given the robust regulatory process undertaken with the federal agencies to date, Jindalee remains confident in its position and will continue to update the market as required.

Commenting on the Proceedings, Jindalee CEO Ian Rodger said: “The concerns raised in this lawsuit are not new - they reflect issues that have been previously shared and considered through the BLM’s multi-year environmental review and public comment process , and we are confident in the robustness of that process. Over that time, we have refined the exploration program in response to agency and stakeholder feedback, including seasonal operating restrictions, reclamation requirements and other measures designed to avoid, minimize, and mitigate environmental impacts.”

Authorised for release by the Jindalee Board of Directors. For further information please contact:

IAN RODGER Managing Director & Chief Executive Officer T: +61 8 9321 7550 E: enquiry@jindaleelithium.com	LINDSAY DUDFIELD Executive Director T: + 61 8 9321 7550 E: enquiry@jindaleelithium.com

Jindalee Lithium Limited ABN 52 064 121 133 Level 2, 9 Havelock Street, West Perth, WA, 6005 PO Box 1033, West Perth, WA 6872	www.jindaleelithum.com E: enquiry@jindaleelithium.com P: +61 9321 7550 F: +61 9321 7950

References

1.	Jindalee Lithium ASX announcement 11/12/2025: “US Government Approves Major Drilling Program at McDermitt”
2.	Jindalee Lithium ASX announcement 19/11/2024: “McDermitt Lithium Project Pre-Feasibility Study”

About Jindalee

Jindalee Lithium Limited (“Jindalee” or the “Company”) is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the US. With 100% ownership and unencumbered offtake rights, Jindalee is strategically positioned to support America’s energy security and domestic supply of critical minerals. The Company completed a Pre - Feasibility Study2 (PFS) in November 2024 confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy. As a deeply undervalued lithium developer, Jindalee presents a compelling investment opportunity ahead of the next lithium market upcycle.

Forward-Looking Statements

This communication may contain certain forward-looking statements. Forward-looking statements include but are not limited to statements concerning Jindalee’s current expectations, estimates and projections about the industry in which Jindalee operates, and beliefs and assumptions regarding Jindalee’s future performance. When used in this communication, the words such as “anticipate”, “could”, “plan”, “estimate”, “expects”, “seeks”, “intends”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although Jindalee believes that its expectations reflected in these forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Jindalee and no assurance can be given that actual results will be consistent with these forward-looking statements.

Such factors may include, among others, risks related to regulatory approvals of or in connection with the proposed transaction, actual results of current or planned exploration activities, change in market conditions which affect the completion of the transaction, obtaining appropriate approvals to undertake exploration activities in the portfolio of projects, changes in exploration programs and budgets based upon the results of exploration, future prices of mineral resources; grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; movements in the share price of investments and the timing and proceeds realised on future disposals of investments, as well as those factors detailed from time to time in the Company’s interim and annual financial statements and reports, all of which are available for review on ASX at asx.com.au and OTC Markets at otcmarkets.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

 Additional Information And Where To Find It

In connection with the Business Combination Agreement by and among Constellation Acquisition Corp I (“CSTA”), Jindalee, US Elemental Inc. (“PubCo”) and HiTech Minerals Inc. (together, the “Contracting Parties”), dated as of April 9, 2026 (the “Business Combination Agreement” and the transactions contemplated therein, collectively, the “Business Combination”), the Contracting Parties are expected to prepare the Proxy/Registration Statement on Form S-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission (“SEC”) by PubCo and CSTA, which will include preliminary and definitive proxy statements to be distributed to CSTA’s shareholders in connection with CSTA’s solicitation for proxies for the vote by CSTA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of PubCo or CSTA in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, CSTA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Business Combination. CSTA’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with CSTA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about the Contracting Parties and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CSTA and PubCo, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This communication is not a substitute for the Registration Statement or for any other document that CSTA and/or PubCo may file with the SEC in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CSTA, Jindalee and PubCo and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of CSTA’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding CSTA’s directors and executive officers in CSTA’s filings with the SEC, including CSTA’s Annual Report on Form 10-K for the year ended December 31, 2024 and the other documents filed by CSTA with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CSTA’s shareholders in connection with the Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of CSTA’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

No Offer and Non-Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom.